UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-11155

NOTIFICATION OF LATE FILING

(Check One):	|X| Form 10-K	|_| Form 20-F	|_| Form 11-K	|_| Form 10-Q
	|_| Form 10-D	|_| Form N-SAR	|_| Form N-CSR

For Period Ended: December 31, 2006

|_| Transition Report on Form 10-K	|_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F	|_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended:

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: Westmoreland Coal Company
Former name if applicable: [Not applicable.]
Address of principal executive office (Street and number): 14th Floor, 2 N. Cascade Avenue
City, state and zip code: Colorado Springs, CO 80903

PART II
RULE 12b-25 (b) AND (c)

                If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

               State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

               The Company is unable to file its Form 10-K because it has not completed all the work necessary to provide a final Form 10-K for review by its registered independent accountants, its Audit Committee and its Board of Directors.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David J. Blair 719-442-2600

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X|   Yes     |_|   No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|   Yes     |_|   No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               In 2005, the Company reported net income applicable to common shareholders of $4.7 million ($0.52 per diluted share) for the quarter ended December 31, 2005 and a net loss applicable to common shareholders for the full year of $7.7 million ($0.93 per diluted share). When the Company files its 2006 Form 10-K, the Company expects to report a net loss applicable to common shareholders for the fourth quarter and for the full year. The Company's consolidated financial statements for the year ended December 31, 2006, reflect the consolidation of ROVA effective July 1, 2006. As a result of this consolidation, there are significant differences between our consolidated financial statements for 2005 and for 2006. The Company is now recognizing capacity payments received by ROVA ratably over the remaining term of ROVA's power sales agreements. A portion of these payments appear on our consolidated statement of cash flows as deferred revenues, and are recorded on our balance sheet as an asset, but not included in revenue in our statement of operations, as discussed in our Form 10-Q for the quarter ended September 30, 2006.

Westmoreland Coal Company
(Name of Registrant as Specified in Charter)

               Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2007	By:	/s/ DAVID J. BLAIR
Name: David J. Blair
Title: Chief Financial Officer